Exhibit 99.1
(ASX CODE: SGM) (NYSE SYMBOL: SMS)
4 February 2011
Sims Metal Management Limited
FY11 Half Year Results Briefing
Conference Call
Sims Metal Management Limited will release its FY11 half year results to:
•	Australian Securities Exchange on the morning of Friday, 18 February 2011; and

•	New York Stock Exchange on the evening of Thursday, 17 February 2011.
Sims Metal Management Limited will present the results via Conference Call only. You will have the ability to listen to the briefing, as well as ask questions, via the Conference Call.
FY11 Half Year Results Briefing

FROM AUSTRALIA
Date:	18 February 2011
Time:	10:00 am (Eastern Daylight Time)

FROM UNITED STATES
Date:	17 February 2011
Time:	5:00 pm (Central Standard Time) / 6:00 pm (Eastern Standard Time)
Live Q&A’s — via Conference Call
Questions will be taken at the conclusion by way of Conference Call — Dial in numbers for the Conference Call are as follows:
•	Australia — 1800 148 258

•	United States — 1866 586 2813

•	International — +61 2 8524 6650

•	Conference ID — 38262401
If you wish to participate via the Conference Call you are encouraged to dial in approximately 5-10 minutes prior to the commencement of the briefing.
Live and Archived Audio Webcast
Live and archived Audio Webcast will be available through our website. Please click on the link at http://www.simsmm.com.
For further information contact
Daniel Strechay
Communications & Public Relations Manager
Tel: +1 212 500 7430